SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-9 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2002

SONERA CORPORATION
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY SONERA CORPORATION ON AUGUST 9, 2002.

Sonera/Telia Merger Timetable Update

SEC review longer than expected — Prospectus due in September

Sonera and Telia wish to provide additional information on the status of the timing regarding the merger of the two companies and the commencement of the exchange offer to all shareholders of Sonera by Telia. The offering documents to be used in connection with the exchange offer are still being reviewed by the US Securities and Exchange Commission on a confidential basis. Shortly after such review is complete, Telia will publicly file the applicable offering documents with the Securities and Exchange Commission and commence the exchange offer. The exchange offer is expected to commence in September 2002.

Forward-Looking Statements

This press release contains forward-looking statements regarding the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Sonera Corporation (hex: sra, nasdaq: snra) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera’s revenues totaled eur 2.2 billion, and profit before extraordinary items and taxes was eur 0.45 billion. Sonera employs about 7,500 people.